QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	TWELVE MONTHS ENDED DECEMBER 31,					NINE MONTHS ENDED SEPTEMBER 30,
(in thousands, except ratio)	2006	2007	2008	2009	2010	2011
Earnings (loss) from continuing operations before taxes	$537,717	$(398,201)	$(378,571)	$(240,542)	$(80,497)	$(33,546)
Share of distributed loss (income) of 50%-or-less-owned affiliates, net of equity pickup	370	(395)	43,926	(308)	3,705	1,302
Amortization of capitalized interest	46,368	39,112	57,700	51,477	40,791	22,058
Interest	54,898	43,093	37,348	46,949	55,615	42,569
Less interest capitalized during the period	(68,799)	(57,530)	(44,893)	(35,931)	(31,221)	(28,092)
Interest portion of rental expense	7,394	8,564	7,114	4,354	3,733	1,869

EARNINGS (LOSS)	$577,948	$(365,357)	$(277,376)	$(174,001)	$(7,874)	$6,160
Interest	$54,898	$43,093	$37,348	$46,949	$55,615	$42,569
Interest portion of rental expense	7,394	8,564	7,114	4,354	3,733	1,869

FIXED CHARGES	$62,292	$51,657	$44,462	$51,303	$59,348	$44,438
SURPLUS/(DEFICIENCY)	$515,656	$(417,014)	$(321,838)	$(225,304)	$(67,222)	$(38,278)
Ratio of earnings to fixed charges	9.28	—	—	—	—	—

QuickLinks

  EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges